July 19, 2013

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers. 033-59474, 811-07572
Post-Effective Amendment No. 125 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on June 24, 2013, with respect to post-effective amendment number 125 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the Commission on May 7, 2013, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 126).
Comments on the Prospectus

Comment 1. Please confirm that the Registrant obtained series and class identifiers for this new series and new share class.

Response: Confirmed.

Comment 2. Under the heading “Fees and Expenses of the Fund”, the following sentence appears: “These fees and expenses do not reflect the fees and expenses of the wrap account that invests in the Fund and would be higher if they did.” Because this disclosure is not permitted or required per SEC Form N-1A, please delete it.

Response: The Registrant will make the requested revision.

Comment 3. Delete footnote 1 to the Annual Fund Operating Expenses table because such disclosure is not permitted or required per SEC Form N-1A.

Response: The Registrant will make the requested revision.

Comment 4. For the expense reimbursement footnote to Annual Fund Operating Expense tables, please include a time period for the expense reimbursement, keeping in mind that in order to include the expense reimbursement in the Annual Fund Operating Expenses table, the expense reimbursement must be in effect for at least a year from the effective date of the prospectus.
Response: This expense reimbursement is permanent; the Registrant will revise the footnote.

Comment 5. Is there any reimbursement or ability to recoup the expenses? If so, include appropriate disclosure in the Annual Fund Operating Expenses table’s footnote.

Response: There is no reimbursement or ability to recoup expenses.

Comment 6. The following text is included under the Principal Risks heading: “An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Please confirm the text is relevant or delete it.
Response: The Registrant confirms the text is relevant.

Comment 7. The Principal Risks section includes Equity Securities Risk. Does the Registrant consider preferred securities equity securities?
Response: No, the Registrant does not consider preferred securities equity securities; however, because of the hybrid nature of preferred securities, the Registrant included information about both fixed-income securities as well as equity securities.

Comment 8. The Principal Risks section includes Portfolio Duration Risk. Does this risk relate to preferred securities or fixed-income securities that are not preferred securities?
Response: This risk relates to preferred securities.

Comment 9. Given the inclusion of Portfolio Duration Risk in the Principal Risks, include the Fund’s targeted duration in the Principal Investment Strategies.
Response: The Registrant respectfully declines to revise the disclosure. The Fund will not manage to a particular duration; therefore, including an average duration would not be meaningful.
Comment 10. Given this Fund’s use within wrap programs, are there any other Principal Risks that should be included? If so, please add them.
Response: No, the Registrant does not believe it needs to add other risks due to its use within wrap programs.
Comment 11. There is no performance for this fund at this time; however, if someone is able to obtain performance information later (when available), please note how to get that information (via website address and/or toll free phone number).
Response: The Registrant will add disclosure regarding how to get updated performance information.

Comment 12. In the Additional Information about Investment Strategies and Risks, the following sentence appears: “The Board of Directors may change a Fund's objective or the investment strategies without a shareholder vote if it determines such a change is in the best interests of the Fund.” If shareholders will be given notice of a change in objectives, please note it in the disclosure.
Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c) (“The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”).
Comment 13. In the Additional Information about Investment Strategies and Risks, be clear which strategies and risks are principal for the Capital Securities Fund and which are not principal strategies and risks for the Capital Securities Fund.
Response: The Additional Information about Investment Strategies and Risks states: “The following table lists the Fund and identifies whether the strategies and risks discussed in this section (listed in alphabetical order) are principal or non-principal for the Fund.” Then, the table identifies each strategy and risk topic as either “Principal” or “Non-Principal” for the Capital Securities Fund. The descriptions of the investment strategies and risks follow the table.

Comment 14. Are investments in small companies a principal investment strategy for the Capital Securities Fund? If so, note it in the Principal Investment Strategies section.

Response: No, investing in small companies is not a principal investment strategy for the Capital Securities Fund.

Comment 15. In the Additional Information about Investment Strategies and Risks discussion regarding Foreign Securities, please revise the repetitious text regarding emerging markets.

Response: Given that the Capital Securities Fund will not have a principal investment strategy of investing in emerging markets, the Registrant will delete the language regarding emerging markets from this prospectus.

Comment 16. In the Additional Information about Investment Strategies and Risks, does the discussion about High Yield Securities apply to high yield preferred securities?

Response: Yes.

Comment 17. In the Additional Information about Investment Strategies and Risks, in the section regarding Industry Concentration, revise the language so that it relates specifically to financial services.

Response: The Registrant respectfully declines to revise this language because the summary section includes industry-specific disclosure in the Principal Risks. See SEC Form N-1A General Instruction C.3.(a) (“Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”).

Comment 18. Please review the Staff’s July 2010 letter to the ICI with respect to derivatives and make any needed conforming disclosure changes.

Response: The Fund will not use derivatives; therefore, the Registrant does not need to include principal investment strategy or principal risk disclosure regarding derivatives.

Comment 19. In the Additional Information about Investment Strategies and Risks, please clarify if Portfolio Turnover risk will be a principal risk for the Capital Securities Fund.

Response: Portfolio turnover is not a principal risk for the Capital Securities Fund, and the table in the Additional Information about Investment Strategies and Risks notes that Portfolio Turnover is “Non-Principal” rather than “Principal” for the Fund.

Comment 20. In the Portfolio Holdings Disclosure section in the prospectus, if a description of the Fund’s policies and procedures with respect to disclosure of the Fund’s portfolio securities is available on the Fund’s website, add appropriate disclosure per SEC Form N-1A Item 9(d).

Response: The Registrant respectfully declines to revise the disclosure because a description of the Fund’s policies and procedures with respect to disclosure of the Fund’s portfolio securities is not available on the Fund’s website.

Comment 21. In the Management of the Fund section, a subsection (“Manager of Managers”) includes the following statement: “The shareholders of the Capital Securities Fund have approved the Fund’s reliance on the order; however, the Fund does not intend to rely on the order.” Please indicate if the Fund could rely on the order in the future.

Response: The Registrant will revise the disclosure.

Comment 22. In the Pricing of Fund Shares section, the following statement appears: “For this Fund, the share price is calculated by”. Why specify “this Fund”? Isn’t the calculation that follows applied to all funds?
Response: The Registrant used language in this filing that is consistent with other filings, and some of those other filings include a money market fund.

Comment 23. In the Dividends and Distributions section, the following sentence appears: “To the extent that distributions the Funds pay are derived from a source other than net income (such as a return of capital), a notice will be included in your quarterly statement pursuant to Section 19(a) of the Investment Company Act of 1940, as amended, and Rule 19a-1 disclosing the source of such distributions.” Will any of the distributions be return of capital? If so, briefly make note of it and explain the implications.

Response: The Registrant does not intend to distribute return of capital dividends and does so only infrequently when circumstances make it unavoidable.

Comment 24. In the response letter, inform the Staff if the Fund intends to report a distribution yield. If so, at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. Reports containing distribution yield should be accompanied by the total return and/or SEC yield.

Response: The Registrant does not intend to report a distribution yield.

Comments on the Statement of Additional Information

Comment 25. In the Description of the Funds’ Investments and Risks, there is a Fund Policies sub-section; it states in part: “The investment objective of each Fund and, except as described below as ‘Fundamental Restrictions,’ the investment strategies described in this Statement of Additional Information and the prospectuses are not fundamental and may be changed by the Board of Directors without shareholder approval.” If the Board approves changes to these, and the Fund sends notices to shareholders, please note it.

Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c) (“The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”).

Comment 26. With respect to the fundamental restriction regarding concentration, the 1940 Act does not define concentration. Define what concentration means and state the policy for the Capital Securities Fund.
Response: The Registrant defines concentration in the Investment Strategies and Risks section that immediately follows the Fundamental and Non-Fundamental Restrictions. The Fundamental Restriction language identifies the Funds to which the restriction applies as well as those that are excepted from the restriction. The Registrant respectfully declines to repeat that disclosure in the Statement of Additional Information. See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Please note that the prospectus defines concentration and identifies those funds that concentrate their investments in a particular industry or group of industries.

Comment 27. Please add disclosure regarding the effect of substantial investment in municipal securities that relate to a specific project.

Response: The Registrant will add the requested disclosure.

Comment 28. Under the sub-heading “Limitations on the Use of Futures, Options on Futures Contracts, and Swaps”, the following language appears: “The amount so segregated plus the amount of initial margin held for the account of its futures commission merchant equals the market value of the futures contract.” Please note that pursuant to Release No. IC-10666, the set aside needs to be the full notional value. Please revise the disclosure accordingly.

Response: The Registrant will revise the disclosure.

Comment 29. Under the heading “Swap Agreements and Options on Swap Agreements”, the following language appears: “The Funds may invest in publicly or privately issued interests in investment pools whose underlying assets are credit default, credit-linked, interest rate, currency exchange, equity-linked or other types of swap contracts and related underlying securities or securities loan agreements.” Please confirm in your response letter that no more than 10% of the Fund’s assets will be invested in Investment Company Act of 1940 section 3(c)(1) or 3(c)(7) companies.

Response: The Fund does not anticipate investing more than 10% of its assets in issuers that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Comment 30. Under the heading “Swap Agreements and Options on Swap Agreements”, there is a discussion regarding ways a swap is valued. Confirm that credit default swaps are valued at market value for purposes of calculating NAV.

Response: Swap agreements are valued at market value by a pricing service or at fair value, in either case, using procedures established and periodically reviewed by the Fund’s Board of Directors.

Comment 31. Please include the portfolio manager disclosure regarding potential conflicts of interest.

Response: As noted in the Portfolio Manager Disclosure section, information about potential material conflicts of interest is included in the “Brokerage Allocation and other Practices – Allocation of Trades” section.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.
Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant